Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Research Collaboration with The Wistar Institute to Develop New Targeted Immunotherapy Against the Common BRAF Cancer Mutation

Dartmouth, Nova Scotia, September 4th, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage immuno-oncology company, today announced a collaboration with The Wistar Institute and Meenhard Herlyn, D.V.M., D.Sc., professor in the Molecular and Cellular Oncogenesis Program and director of Wistar’s Melanoma Research Center.

Under this collaboration, IMV and The Wistar Institute will partner to develop a targeted T cell therapy against the common BRAF cancer mutation, based on peptides identified by the Herlyn lab. Mutations in this gene are the most frequently identified cancer-causing mutations in melanoma and have been identified in various other cancers, including non-Hodgkin lymphoma, colorectal cancer, thyroid cancer, and non-small cell lung and ovarian carcinomas1.

“We are pleased to initiate this collaboration with The Wistar Institute, a world leader in biomedical research and early-stage discovery science with highly relevant expertise to our shared goals in the development of novel treatments for cancer. In particular, Dr. Herlyn has transformed the scientific understanding of stem cells as they relate to cancer and his work in melanoma serves as the basis for numerous therapies now in clinical trials or recently approved,” said Frederic Ors, IMV’s Chief Executive Officer. “We believe that cancer-driving mutations, like BRAF, which are directly involved in malignant processes and do not easily escape the immune system, represent an exciting new avenue for targeted T cell therapies. We look forward to working with Dr. Herlyn and his team, leveraging our DPX platform to explore the therapeutic potential of this target in melanoma and other cancers.”

“Small-molecule inhibitors of BRAF have shown to be very effective targeted cancer therapies, but with limited long-term benefit due to the onset of therapy resistance. Alternative strategies with emerging therapeutic approaches are needed for the successful long-term treatment of cancers with the BRAF mutation,” said Dr. Herlyn. “Immunotherapy could provide a more effective mechanism to target these mutations and we are excited to collaborate with IMV, as its DPX technology enables us to develop targeted T cell therapies aimed at BRAF to test and validate this important hypothesis.”

The project scope includes optimizing the DPX formulation with the BRAF peptides and testing the investigational T cell therapy in the pioneering pre-clinical research models at Wistar. As part

[1] Targeting Oncogenic BRAF: Past, Present, and Future. Zaman A. et al., Cancers (Basel). 2019 Aug 16;11(8).

of the collaboration agreement, IMV holds an exclusive option to in-license intellectual property related to the program.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

About The Wistar Institute

The Wistar Institute is an international leader in biomedical research with special expertise in cancer, immunology, infectious disease research, and vaccine development. Founded in 1892 as the first independent nonprofit biomedical research institute in the United States, Wistar has held the prestigious Cancer Center designation from the National Cancer Institute since 1972. The Institute works actively to ensure that research advances move from the laboratory to the clinic as quickly as possible. Wistar's Business Development team is dedicated to advancing Wistar science and technology development through creative partnerships. wistar.org

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

###

Source: IMV Inc.

Investor Relations

Marc Jasmin, IMV Senior Director, Investor Relations
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, IMV, Director of Communications
O: (902) 492-1819 E: ddavan@imv-inc.com